

8x8, Inc.

CONTACT:
Anita Vazquez
8x8, Inc.
(408) 727-1885
Anita.Vazquez@8x8.com

8x8 Announces Private Placement of Equity Securities

Santa Clara, California (July 29, 2003) – 8x8, Inc. (Nasdaq: EGHT) announced today that it has entered into definitive agreements for a private placement of approximately $1 million of 8x8 common shares and warrants to private investors. The transaction is expected to close on July 29, 2003. 8x8's Board of Directors approved the private placement transaction in order to enhance the company's liquid capital resources and to expand its Packet8 voice and video service offerings.

Bryan Martin, 8x8's Chief Executive Officer, Barry Andrews, 8x8's President, Huw Rees, 8x8's Vice President, Sales and Marketing, and Marc Petit-Huguenin, 8x8's Chief Technology Officer and Vice President, Engineering will participate in the private placement, and will collectively purchase approximately 5% of the total stock and warrants sold. Mr. Martin stated, "This transaction will provide 8x8 with additional working capital to meet the growing demand for our Packet8 broadband communication products. My confidence in the future of Packet8 has prompted me and the Packet8 management team to invest in this placement under the same terms and conditions as the outside investors." Mr. Martin concluded, "This new investment reflects confidence in 8x8's Packet8 voice over IP (VoIP) and video over IP service and related communications technologies, as well as the value of the company's fundamental patents and intellectual property."

Under the terms of the private placement agreement, 8x8 will sell 2,260,000 shares of its common stock at a price of $0.434 per share, equal to the average of the last sale prices for the common stock for each of the five trading days ending on July 28, 2003. In conjunction with the financing, the investors will also receive 2,260,000 warrants to purchase 8x8 common shares at an exercise price of $0.60 per share, 565,000 warrants to purchase 8x8 common shares at an exercise price of $0.75 per share, and 565,000 warrants to purchase 8x8 common shares at an exercise price of $1.00 per share. STMicroelectronics NV, which beneficially owns approximately 13% of 8x8's common stock, has preemptive rights until August 14, 2003, which would allow it to participate in the placement to enable it to maintain its existing ownership percentage. That portion of the outside investors' shares subject to purchase by STMicrolectronics will be held in escrow pending the exercise, waiver or expiration of those preemptive rights.

The common stock and warrants were issued in a private placement without registration under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company has agreed to file with the Securities and Exchange Commission a registration statement to register the resale of the common stock and the shares of common stock issuable upon exercise of the warrants.

About 8x8, Inc.
8x8, Inc. offers the Packet8 broadband telephone service (www.packet8.net), consumer videophones, hosted iPBX solutions (through its subsidiary Centile, Inc.), and voice and video semiconductors and related software (through its subsidiary Netergy Microelectronics, Inc.). For more information, visit 8x8's web site at www.8x8.com.

About Packet8
Launched in November 2002, Packet8 enables anyone with high-speed internet access to sign up for telephone service at http://www.packet8.net. Customers can choose a direct-dial phone number from any of the over 1,500 rate centers offered by the service, and then use an 8x8-supplied terminal adapter to connect any telephone to a broadband internet connection and make or receive calls from a regular telephone number. All Packet8 telephone accounts come with voice mail, caller ID, call forwarding, web access to account controls, and real-time online billing. High speed, instant-on broadband videophone accounts, which use the 8x8 DV325 SIP videophone, are also available. The DV325 videophone functions as a Packet8 voice line when making or receiving voice telephone calls from regular telephone numbers.

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements relating to the growth in demand of our Packet8 products and expansion of the Packet8 product line. Investors are cautioned that these statements involve risks and uncertainties, and actual results could be materially different from those discussed in this news release. These risks include the risk that that the Packet8 service may not grow at all. There is no guarantee that demand will continue to increase for our Packet8 products or that we will be able to successfully expand the service. Further information on factors that could affect the actual results of 8x8, Inc., Netergy Microelectronics, Inc. and Centile, Inc. are included in 8x8, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, which is on file with the Securities and Exchange Commission. 8x8 does not assume any obligation to revise or update any forward-looking statements contained in this press release that become untrue because of subsequent events.

Editors: 8x8 and Packet8 are trademarks of 8x8, Inc.